Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 11, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:	Cyclacel Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on December 26, 2012
Number 333-185674

Ladies and Gentleman:

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) the  Registration Statement on Form S-1/A (Registration No. 333-185674) as initially filed with the Commission on December 26, 2012 (the “Registration Statement”).  We are also delivering five clean and marked complete courtesy copies of the Registration Statement to the attention of Scot Foley of the Commission.

Set forth below are the Company’s responses to the comments provided by the staff (the “Staff”) of the Commission by way of a letter (the “Comment Letter”) dated January 3, 2013, from Jeffrey P. Riedler, Esq., Assistant Director of the Division of Corporation Finance.  The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

General

1.                                      We note that you have submitted an application for confidential treatment relating to one of your exhibits that is currently pending.  Please be advised that we will not be in a position to grant effectiveness to your registration statement until a confidential treatment order has been issued and you have amended your registration statement to either file this exhibit or incorporate it by reference.

Response:   On January 10, 2013, the Company filed with the Commission Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended March 31, 2012 to file the revised redacted exhibit.  On January 11, 2013, the Commission issued a confidential treatment order with respect to such exhibit.  The registration statement has been amended accordingly to reflect the filing of the exhibit.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO | SAN DIEGO | LONDON

Management and Corporate Governance

Executive Compensation, page 84

2.                                      Please amend your registration statement to include all disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012.  We refer to you to Compliance & Disclosure Interpretation 117.05.

Response:  In response to the Commission’s comments, the Company has included all disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2012 as such item applies to smaller reporting companies.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6774 or Avisheh Avini at (212) 692-6200 with any comments or questions and please send a copy of any written comments to the following parties:

Joel I. Papernik, Esq. Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission (Jeffrey P. Riedler, Esq., Assistant Director)

Cyclacel Pharmaceuticals, Inc. (Spiro Rombotis, President and Chief Executive Officer; Paul McBarron, Chief Operating Officer, Chief Financial Officer and Executive Vice President, Finance)